UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(AMENDMENT NO. 6)

UNDER THE SECURITIES ACT OF 1934

Evofem Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title and Class of Securities)

30048L104
(CUSIP Number)

Robert Leveille
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309
Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS# 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS	2(d) ◻ OR 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,849,545
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,849,545
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,849,545(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(2)
14		TYPE OF REPORTING PERSON HC, IA
(1) Includes presently exercisable warrants to purchase 555,556 shares of the Issuer’s Common Stock.
(2) Based on total outstanding shares of 99,049,946, consisting of 98,494,390 shares as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on March 25, 2021 (without giving effect to 2,571,428 shares subject to an underwriters' option) and 555,556 shares issuable upon exercise of warrants owned by the Reporting Person.

This Amendment No. 6 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 18, 2018, as amended by that Amendment No. 1 filed on May 25, 2018, Amendment No. 2 filed on February 12, 2019, Amendment No. 3 filed on April 15, 2019, Amendment No. 4 filed on June 12, 2019 and Amendment No. 5 filed on June 9, 2020. This Amendment No. 6 amends Item 5, set forth below.
Item 1. Security and Issuer
This Amendment No. 6 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Evofem Biosciences, Inc., a Delaware corporation, formerly known as Neothetics, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 9171 Towne Centre Drive, Suite 250, San Diego, CA 92122.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
On March 25, 2021 the Invesco UK Equity High Income Fund (UK) sold 2,511,683 shares of Common Stock at a price of $1.73 per share and the Invesco UK Equity Income Fund (UK) sold 898,649 shares of Common Stock at a price of $1.73 per share. These transactions were effectuated in the open market through a broker in multiple trades at prices ranging from $1.7 to $1.805; the prices reported above reflect the weighted average sale price.
As of the date of this Amendment No. 6, the funds and accounts that owned Common Stock and Warrants and the amounts held, directly or indirectly, are as follows: Invesco UK Equity High Income Fund (UK) (5,741,588 shares of Common Stock and warrants to purchase 555,556 shares of Common Stock); Invesco UK Equity Income Fund (UK)  (3,518,132 shares of Common Stock); UBC Russell 3000 Index Fund (620 shares of Common Stock); UBC Russell 3000 Index Trust (27,244 shares of Common Stock); Truist Pension U.S. Small Cap Value  (427 shares of Common Stock); Truist Pension U.S. Small Cap Growth (5,055 shares of Common Stock); and LongView Broad Market 3000 Index Fund (923 shares of common stock).
Schedule A sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by funds and accounts managed by the Reporting Person and is incorporated herein by reference.
The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2021
INVESCO LTD.

	By:	/s/
Name: Robert R. Leveille
Title: Global Assurance Officer

Schedule A
This Schedule sets forth information with respect to each purchase and sale of Common Shares effectuated by funds and accounts managed by the Reporting Person in the past 60 days. Except as otherwise noted, all transactions were effectuated in the open market through a broker.
Trade Date	Fund	Buy/Sell	Shares	Price
3/1/2021	UBC Russell 3000 Index Trust	Transfer in kind	1,622	N/A(1)
3/5/2021	UBC Russell 3000 Index Fund	Buy	620	2.28
3/19/2021	Truist Pension U.S. Small Cap Growth	Sell	107	2.68
3/19/2021	Truist Pension U.S. Small Cap Value	Sell	143	2.68
3/25/2021	Invesco UK Equity High Income Fund (UK)	Sell	2,511,683	1.73(2)
3/25/2021	Invesco UK Equity Income Fund (UK)	Sell	898,649	1.73(3)

(1) Shares transferred to the identified fund by a third party.
(2) These transactions were effectuated in the open market through a broker in multiple trades at prices ranging from $1.7 to $1.805; the prices reported above reflect the weighted average sale price.
(3) These transactions were effectuated in the open market through a broker in multiple trades at prices ranging from $1.7 to $1.805; the prices reported above reflect the weighted average sale price.